UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )

                              PREMIS CORPORATON
______________________________________________________________________________
                              (Name of Issuer)

                               Common Stock
______________________________________________________________________________
                      (Title of Class of Securities)

                                 740583109
                  ____________________________________
                              (CUSIP Number)

                       F. T. Biermeier
                       PREMIS Corporation - 15301 Hwy. 55 West
                       Plymouth, Minnesota   55447;      (612)550-1999
_______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications

                            September 14, 1995
           ________________________________________________________
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to allother provisions of the Act.

                       Continued on the following pages
                              Page 1 of 4 Pages




				SCHEDULE 13D
		           (Cover Page Continued)

CUSIP No.  740583109				 		Page 2 of 4

1.  NAME OF REPORTING PERSON

	F. T. Biermeier

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ____  (b) ____

	Not Applicable

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

	Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ____.

	Not Applicable

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	United States Citizen

7.  SOLE VOTING POWER

	1,532,249

8.  SHARED VOTING POWER

	0

9.  SOLE DISPOSITIVE POWER

	1,457,249

10. SHARED DISPOSITIVE POWER

	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,532,249

12. CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ____

	Not Applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.1

14. TYPE OF REPORTING PERSON

	IN


								Page 3 of 4

Item 1		Security and Issuer:

		Common Stock, Par Value $.01  per share of PREMIS Corporation.

		PREMIS Corporation
		15301 Hwy. 55 West
		Plymouth, Minnesota  55447

Item 2		Identity and Background:

		(a)	F. T. Biermeier

		(b)	Mr. Biermeier's business address is:

			PREMIS Corporation
			15301 Hwy. 55 West
			Plymouth, Minnesota  55447

		(c)	Mr. Biermeier's principal occupation is President,
			Treasurer and Directory of PREMIS Corporation.

		(d)	During the last five years Mr. Biermeier has not
			been convicted in any criminal proceeding of a nature described in 2(d) of Schedule 13D.

		(e)	During the last five years Mr. Biermeier was not
			a party to any civil proceeding of a nature described in Item 2(e) of Schedule 13D.

		(f)	Mr. Biermeier is a United States citizen.

Item 3		Source and Amount of Funds or Other Consideration:

		Not Applicable.

Item 4		Purpose of the Transaction:

		Disposition of 27,500 shares of the securities of the issuer.

Item 5		Interest in Securities of the Issuer:

		(a)	The following table sets forth the aggregate number
			and percentage of outstanding shares of PREMIS Corporation common stock be owned by Mr. Biermeier on the date of this report.


								Page 4 of 4


				Number of Shares		Percentage

				    1,532,249			     59.1

		(b)	Mr. Biermeier has sole power to vote the above shares.
			The following person has title and power to dispose of 75,000 of the above shares:

				Sandra J. Biermeier
				Individual
				8340 Julianne Terrace
				Golden Valley,  Minnesota   55427

		(c)	Mr. Biermeier has sold 27,500 shares at the amounts
			and on the dates listed below:

			       Date           	     Sale Price   	Shares

			September 14, 1995		$1.688		10,000
			September 19, 1995		$1.940		 7,500
			September 20, 1995		$1.996		 7,500
			September 20, 1995		$1.938		 2,500

		(d)	None.

		(e)	Not applicable.

Item 6		Contracts, Arrangements, Understanding or Relationships with
		Respect to Securities of the Issuer:

		None.

Item 7		Material to be filed as Exhibits:

		None.


Signature	After reasonable inquiry and to best of my knowledge and
		belief, I certify that the information set forth in this statement is true, complete and correct.


          9/26/95
Dated: _____________________

/s/ F. T. Biermeier
____________________________
F. T. Biermeier